Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

January 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs, Assistant Director
Katherine Wray, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Guidewire Software, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 13, 2011
File No. 333-176667

Dear Ms. Jacobs:

This letter is submitted on behalf of Guidewire Software, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on December 13, 2011 (the “Registration Statement”), as set forth in your letter dated January 3, 2012 addressed to Marcus S. Ryu, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Business

Intellectual Property, page 99

1.	We note the disclosure added to this section stating that four of the company’s six issued U.S. patents are subject to an option in favor of the party from whom you purchased such patents, pursuant to which the patents may be repurchased from Guidewire during a 60-day period starting December 14, 2011. Please tell us in your response letter the anticipated potential impact on the company if the counterparty were to exercise its repurchase option with respect to any or all of the patents. For example, tell us whether the option holder would be obligated to extend a patent license back to Guidewire; explain, and if possible quantify, the significance of the subject patents to your products and services; and tell us whether you anticipate the option holder will exercise its repurchase option. Further, tell us what consideration you gave to addressing risks presented by the repurchase option in your risk factor disclosure, for example in the final risk factor on page 20 captioned, “Failure to protect our intellectual property could substantially harm our business and results of operations.”

RESPONSE: In response to the Staff’s comment, the Company has revised page 100 of Amendment No. 4 to indicate that the Company has received notice from the party from whom the Company purchased such patents of its intent to exercise the option to repurchase the patents. In connection with such repurchase, the Company will be granted a fully paid-up, irrevocable, non-exclusive worldwide right and license to such patents (sub-licensable with respect to products and services developed, distributed or otherwise commercialized by the Company), and complete immunity from suit by the repurchasing party under or in connection with such patents. Accordingly, the Company does not believe that the repurchase of such patents will have a material effect on the Company’s ability to protect its proprietary technology or otherwise affect its intellectual property position; nor does the Company believe that there are material risks associated with the repurchase of such patents that would require addressing the repurchase option in the Company’s risk factor disclosure.

If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

Enclosures

cc:	Marcus S. Ryu, President and Chief Executive Officer, Guidewire Software, Inc.
Robert F. Donohue, General Counsel, Guidewire Software, Inc.
Craig M. Schmitz, Partner, Goodwin Procter LLP

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